802 Old Dixie Hwy, #2, West Palm Beach, FL 33407 877-564-4796

December 28, 2011

H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N. E.
Washington, D.C. 20549-8561

Re:	Healthway Shopping Network, Inc. (the “Company”)
Amendment No.12 to Registration Statement on Form S-1
Filed December 28, 2011
File No. 333-166983

Dear Mr. Owings:

We are in receipt of your correspondence dated December 23, 2011, with respect to the above-referenced filing.  For your review, we have filed a copy of an amended registration statement (the “Registration Statement”) that has been marked to indicate where appropriate changes have been made.

General

1. We note your response to comment 1 in our letter dated November 23, 2011. Please revise your prospectus throughout to state that the shares being offered by the company and your officers and directors, the “Underwriters,” are being sold at a fixed price for the duration of the offering. For example:

the third paragraph on the prospectus cover page;
This prospectus also relates to the offer for sale of up to 6,000,000 Shares of our common stock by certain existing affiliated holders of the securities, referred to as Underwriters throughout this document. The Company will not receive any of the proceeds of this Offering. The Underwriters will sell the Shares from time to time through independent brokerage firms. Shares are being sold at a fixed price throughout the duration of the offering.

the second paragraph under The Terms of the Offering on page 8; and

Initial Offering Price:
We will sell our Shares at $2.00 per share until our Shares are quoted on the OTC Markets, and thereafter at a continued fix price of $2.00 per share. This price was determined arbitrarily by us.  The Underwriters will sell their Shares at $2.00 per Share for the duration of the Offering.

.
Terms of the Offering:
We will determine when and how our officers will sell the common stock offered in this prospectus,   No consumption will be paid to officers and directors in connection with the sale of the Shares by the Company. The Underwriters shall offer their Shares of stock at a fixed price of $2.00 per Share for the duration of the Offering.

the first and fourth paragraphs under Underwriters Plan of Distribution on page 18.

The Shares may be sold or distributed from time to time by the affiliated selling shareholders, acting as underwriters, directly to one or more purchasers or through brokers or dealers who act solely as agents, at fixed prices. The distribution of the Shares may be effected in one or more of the following methods: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) privately negotiated transactions; (c)market sales (both long and short to the extent permitted under the federal securities laws); (d) at the market to or through market makers or into an existing market for the Shares; (e) through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); and (f) a combination of any of the aforementioned methods of sale.

Such sales by a broker-dealer will be at a fixed price of $2.00 per share. In connection with such re sales, the broker-dealer may pay to or receive from the purchasers of the Shares commissions as described above. The Underwriters and any broker-dealers or agents that participate with the Underwriters in the sale of the Shares of common stock shall be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the Shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act

Directors, Executive Officers, Promoters and Control Persons, page 29

2. We note that in Ms. Shiver’s biography you describe her position with the National Indoor Football League. Please revise the biography of Cleveland Gary to also include his business experience with the National Indoor Football League. See Item 401(e) of Regulation S-K.

The dates Mr. Cleveland Gary was involved with the National Indoor Football League have been included.

Cleveland Gary CEO and Director.
Mr. Gary is the CEO and Director of Healthway Shopping Network, Inc. As the Company’s founder in 2008, Mr. Gary Continues with his vision of providing Health Product business owners with the ability to market and sell their health care products via television and internet sales. Mr. Gary has been involved in building other companies such as Nu-Life Medical Centers, Mobile Wireless Systems and Black Shopping Channel, Inc.  Mr. Gary served as President and CEO of Nu-Life Medical Centers for 5 years.  Mr. Gary served as President of Operation in the National Indoor Football League for one year.   Mr. Gary has produced many television shows for himself, Comcast and Clear Channel Radio in the past 5 years.

3. We note the complaint, San Diego Shockwave v. National Indoor Football League, LLC, filed on September 26, 2007. Please confirm that no legal proceedings are required to be disclosed pursuant to Item 401(f) of Regulation S-K.

According to 401(f) of Regulation S-K, no legal proceedings are required to be disclosed as it pertains to the complaint of the San Diego Shockwave v. National Indoor Football League, LLC.

Executive Compensation, page 30

4. Please update your executive compensation disclosure for the fiscal year ended December 31, 2011. For guidance, see Section 217.11 of our Regulation S-K Compliance and Disclosure Interpretations, which is available on our website.

The registration has been modified to include the executive compensation for December 31, 2011.

EXECUTIVE COMPENSATION

The following table sets forth the compensation of our Chief Executive Officer during the inception and ended December 31, 2010. No officers or directors have received annual compensation since the inception of the Company.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Cleveland Gary, CEO and Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Carolyn Shiver, President and Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Exhibit 5.1 – Legal Opinion

5. Please revise to reflect that counsel has signed the opinion, and include the date of the opinion.

The date of the legal opinion and that counsel has signed the opinion has been completed.

5.1	Opinion of Nannarone & McMurdo, LLP, legal counsel. The legal opinion was issued on December 28, 2011 and was signed by Matthew McMurdo, legal counsel.

Sincerely

/s/ Cleveland Gary
Cleveland Gary
CEO